July 6, 2023

Via Electronic Mail

Jane Park

Division of Corporation Finance

U.S. Securities Exchange Commission

Re:	Muliang Viagoo Technology, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Dear Ms. Jane Park:

This letter is in response to the letter dated June 7, 2023, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Muliang Viagoo Technology, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2022

Item 1. Business, page 1

1.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: We respectfully advise the Staff that we have updated our disclosure to state at the onset of Part I that we are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. Furthermore, we have incorporated the requested disclosures regarding VIEs and provided cross-references to the risk factors discussing the matter in more detail.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We respectfully advise the Staff that we have updated our disclosure to include a section on the legal and operational risks associated with being based in or having the majority of the company’s operations in China.

3.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We respectfully advise the staff that in our updated disclosure in Part I, we state that our VIE, Shanghai Muliang, is not currently engaging in businesses where direct foreign investment is prohibited. We have also incorporated the requested disclosures in the Legal and Operational Risks Associated with China section in Part I.

History, page 2

4.	Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Response: We respectfully advise the staff that we have updated our disclosure in the Other Pertinent Information Section to disclose how we will refer to the holding company, subsidiaries, and VIEs. Furthermore, we have updated our disclosure to remove references to “we,” “our,” or similar terms when describing the activities and functions of the VIE.

Contractual Arrangements, page 5

5.	Please expand the VIE quantitative metrics to include the same amount of detail as you presented in your Form S-1 file number 333-272378. For example, please include an updated condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods as presented in the Form 10-K.

Response: We respectfully advise the staff that we have updated our disclosure to expand on the VIE quantitative metrics on page 8.

6.	Please expand on your disclosure in this section to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: We respectfully advise the staff that we have updated our disclosure in the Contractual Arrangements section on page 7 to describe all contracts and arrangements that results in the consolidation of the VIE’s operations and financial results into our financial statements. We further describe the relevant contractual agreements, how the VIE structure may affect investors, and may be less effective than direct ownership. Lastly, we disclose the difficulty regarding the enforcement of the contractual arrangements with the VIE

7.	We note your disclosure that the Nevada holding company (through its ownership in Shanghai Mufeng) controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign- Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Nevada holding company (through its ownership in Shanghai Mufeng) has become the primary beneficiary of the VIE. However, neither the investors in the Nevada holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: We respectfully advise the staff that we have updated our disclosure to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE, clarify that we are the primary beneficiary of the VIE for accounting purposes, and that the VIE agreements have not been tested in a court of law.

Holding Foreign Companies Accountable Act, page 14

8.	Please disclose the location of your auditor’s headquarters in this section.

Response: We respectfully advise the staff that we have updated our disclosure to state that our auditor’s headquarters is located in San Mateo, California.

Item 1A. Risk Factors, page 16

9.	We note your Risk Factors section is longer than 15 pages. Please revise your Form 10-K to provide a summary risk factor section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. In this summary of risk factors, please ensure you disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have updated our disclosure in Item 1A to include a summary of risk factors section. We have included the requested disclosure within the summary and included the applicable references to the appropriate risk factors.

Item 9A. Controls and Procedures, page 84

10.	It is not clear how you could reasonably conclude that your disclosure controls are effective given your conclusion that your internal controls are not effective. Further, we note the disclosure on page 40 of your Form S-1/A13 that your disclosure controls in 2021 were not effective and the disclosure in your Form 10-K that there were no changes in your internal controls during 2022. Please revise.

Response: We respectfully advise the Staff that we have updated our disclosure in Item 9A to remove the statement that our internal controls are effective as of December 31, 2022.

Item 11. Executive Compensation, page 89

11.	It appears that the financial statements may need to be revised to account for the services provided by your CEO and CFO at fair value. See the guidance in SAB 1:B.

Response: We respectfully advise the staff that we have updated our disclosure to account for the services provided by your CEO and CFO at fair value. See the guidance in SAB 1:B.

Note 3. Accounts Receivable, page F-21

12.	Given that your accounts receivable at December 31, 2022 are substantially equal to your 2022 revenue, it is unclear whether any of your 2022 sales transactions were actually collected in cash. Further, it is not clear whether you are actually applying a 50% allowance for receivables over 6 months outstanding as stated on page 78. Consequently, there is a concern that either your allowance for doubtful accounts is materially understated or that your revenue recognition policy is not being properly applied. Please tell us how much of your December 31, 2021 receivables balance has actually been collected in cash. Tell us also how much of your December 31, 2022 receivables balance was subsequently collected in cash. Please tell us how much of your December 31, 2022 receivables balance consists of accounts for which the corresponding sales transaction was recognized prior to July 1, 2022. Please tell us also how much of your December 31, 2022 receivables balance consists of accounts for which the corresponding sales transaction was recognized prior to January 1, 2022. Explain to us how this information supports your conclusion that the $1,092,880 allowance balance on December 31, 2022 complies with United States GAAP. We may have further comment.

Response: We respectfully advise the staff that we have made an error in stating the account receivable allowance policy in the Critical Accounting Policies section, and we have updated our disclosure to state the following

Based on our past experience and current practice in the PRC, management provides for a 100% allowance for doubtful accounts equivalent to those accounts that are not collected more than three years, 50% for receivables outstanding for longer than two years but less than three years, and 25% for receivables outstanding for longer than one year but less than two years.

The reason why we adopted this accounting policy can be attributed to the fact that (a) Our end customers, such as agricultural companies, farmers, or agricultural planting cooperatives, usually make payment for agricultural material procurement only after harvesting and selling their agricultural products, resulting in a longer collection time for our accounts receivable. (b) Given the severe situation of the COVID-19 pandemic in 2022, and in order to maintain a long-term cooperative relationship with our customers, we agreed to extend the payment deadline.

Furthermore, we summarize the Staff’s comments and our responses in a table as follows.

Comment	(1) How much of your December 31, 2021 receivables balance has actually been collected in cash ?	(2) How much of your December 31, 2022 receivables balance was subsequently collected in cash ?	(3) How much of your December 31, 2022 receivables balance consists of accounts for which the corresponding sales transaction was recognized prior to July 1, 2022 ?	(4) How much of your December 31, 2022 receivables balance consists of accounts for which the corresponding sales transaction was recognized prior to January 1, 2022 ?
Response in amount (USD)	11,923,775	2,069,693	4,758,476	1,984,706

Note 12. Concentrations, page F-27

13.	Regarding the customer concentrations, please tell us whether either of the two companies are in anyway affiliated with Lirong Wang.

Response: We respectfully advise the staff that neither of the two companies is affiliated with Lirong Wang.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal, or yly@orllp.legal.

Muliang Viagoo Technology, Inc.

/s/ Lirong Wang
Name: Lirong Wang
Title: Chief Executive Officer

5